United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

STEPAN COMPANY

(Name of Issuer)

5½% CONVERTIBLE PREFERRED

(Title of Class of Securities)

858586-20-9

(CUSIP Number)

DECEMBER 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858586-20-9
(1)	Names of reporting persons CHARLOTTE STEPAN SHEA
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 35,244
(6) Shared voting power
(7) Sole dispositive power 35,244
(8) Shared dispositive power
(9)	Aggregate amount beneficially owned by each reporting person 35,244
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.8%
(12)	Type of reporting person (see instructions) IN

Item 1.

1(a) Name of issuer:

Stepan Company

1(b) Address of issuer’s principal executive offices

22 W. Frontage Road

Northfield, IL 60093

Item 2.

2(a) Name of person filing:

See Item 1 of cover page

2(b) Address or principal business office or, if none, residence:

Stepan Company

22 W. Frontage Road

Northfield, IL 60093

2(c) Citizenship:

See Item 4 of cover page

2(d) Title of class of securities:

5 1/2 percent Convertible Preferred

2(e) CUSIP No.:

858586-20-9

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) [ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) [ ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a  non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See Item 9 of cover page

(b) Percent of class:

See Item 11 of cover page

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of cover page

(ii) Shared power to vote or to direct the vote

See Item 6 of cover page

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of cover page

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of cover page

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Not Applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2012

Signature /s/ Charlotte Stepan Shea

Name/Title Charlotte Stepan Shea